PHILLIPS

PRIVATE SALE - BUYER AGREEMENT

DATE: 17 February 2021

BUYER ("You" or the "Buyer"):

Masterworks Gallery, LLC on behalf of Masterworks Cayman, SPC 038 Segregated Portfolio
497 Broome Street
New York, NY 10013

slynn@masterworks.io

Client No. 123456

THE WORK (the "Property"):

Yayoi Kusama
Yellow Pumpkin
signed, titled and dated 'Yayoi Kusama Pumpkin 1993' on the reverse
acrylic on canvas
28⅝ x 35⅞ in. (72.7 x 91 cm.)
Executed in 1993, this work is accompanied by a certificate of authenticity.

Object No. 151222

By signing this Buyer Agreement, you, Masterworks Gallery, LLC as duly authorised agent acting for and on behalf of Masterworks Cayman, SPC 038 Segregated Portfolio, the Buyer identified above (**"You"**, the **"Buyer"**), agree to purchase the Property, on the terms of purchase set out below and attached, for a purchase price, of **EUR 2,300,000** (Two Million Three Hundred Thousand EUR) plus any applicable taxes, duties and artist's resale royalties set out in the invoice (the "**Purchase Price**").

You further understand and agree that:

1) This agreement is between You, the Buyer of the Property and the seller for whom Phillips Auctioneers SARL, registered in France, R.C.S Paris 490 461 019, TVA FR60 490461019, No. Déclaration Conseil des Ventes 117-2018, ("**Phillips**", "**We**" and "**Us**") acts as agent.

2) The first instalment of the Purchase Price, being **EUR230,000** (Two Hundred and Thirty Thousand EUR) is due and payable within two business days of the date of you signing this Agreement or 28 February 2021, whichever is the earlier of these two dates. Phillips confirms that the certificate of authenticity for the Property is in Phillips' physical possession in Paris and that the Property is located at Phillips Paris storage facility (Vulcan Fine Art, 135 rue du Fossé Blanc, 92230, Gennevilliers, France). The remaining balance of the Purchase Price is due and payable by you within 90 days of the date of the attached invoice. If you fail to pay any instalment of the Purchase Price by the specified Due Dates, Phillips may cancel the sale to you and continue to market the Property. You acknowledge and agree that timing for completion of this transaction is of the essence. If the sale of the Property is cancelled due to your failure to pay instalments of the Purchase Price by the relevant Due Dates, any payments you have made will be retained and will not be refunded,

   Payment of instalments of the Purchase Price should be made as indicated on the attached invoice to the following account:

   Bank Name & Address: Société Générale, 199 bis Boulevard Saint Germain 75007, Paris, France
   Account Name : Phillips Auctioneers SARL
   Account Number : [redacted]
   SWIFT/BIC [redacted]
   IBAN ; [redacted]

   Payments must be made in Euros only

3) Once we have received your payment of the Purchase Price in full and cleared funds, we will:
   a. arrange to deliver the Property from our Paris storage facility to your Delaware Freeport storage facility, details of which you will confirm to us in writing. All costs associated with this transport of the Property to your Delaware Freeport storage facility, including transit insurance and any applicable import duties, customs agents fees, customs user fees and taxes, will payable by you and we will invoice you for them separately. Phillips will make arrangements for this delivery within five business days of Phillips' receipt of your payment of the Purchase Price in full and cleared funds.
   b. arrange delivery of the original certificate of authenticity for the Property to your following address: 497 Broome Street, New York, NY, FAO: Mariya Golovina.

4) You will provide us with all required documentation we may request to complete our client identification and verification procedures in respect of Masterworks Gallery, LLC on behalf of Masterworks Cayman, SPC 038 Segregated Portfolio

Accepted and agreed:

Signed: *Mariya Golovina*

Duly Authorised for and on behalf of Masterworks Gallery, LLC itself acting as duly authorised agent for and on behalf of Masterworks Cayman, SPC 038 Segregated Portfolio

Name of Signatory: Mariya Golovina
Title of Signatory: Director of Acquisitions

Date: 2/17/2021

DocuSigned by:
Signed: *Alexander Weinstock*
EE0C033B7A36482...

for and on behalf of Miety Heiden, Head of Private Sales

For and on Behalf of Phillips Auctioneers SARL (France)

Date: 2/18/2021

PRIVATE SALE - BUYERS AGREEMENT

This private sale agreement ("Agreement") is made between the buyer identified in the attached Buyer Agreement confirmation and invoice ("You" or the "Buyer") and the seller of the Property (the "Seller") for whom Phillips Auctioneers SARL, registered in France, R.C.S Paris 490 461 019, TVA FR60 490461019, No. Déclaration Conseil des Ventes 117-2018 ("Phillips" or "we"), acts as agent.

1. PURCHASE PRICE AND PAYMENT

You agree to purchase the property described on the attached Buyer Agreement confirmation and invoice ("the Property") for the price stated in such documents (the "Purchase Price"). Unless otherwise stated, the Purchase Price excludes applicable taxes, import duties and artist's resale royalties.

Instalments of the Purchase Price are due in full by the due dates set out on the invoice (the "Due Dates"). Any amount not paid by the relevant Due Date will be subject to late payment charges at the rate of 12% per annum. Phillips reserves the right to charge storage as well as interest and/or to cancel the sale if you fail to pay instalments of the Purchase Price by the relevant Due Dates.

2. OWNERSHIP

Ownership of the Property will only pass to you upon receipt by Phillips of the total Purchase Price in full and cleared funds.

3. RISK

Risk and responsibility for loss or damage to the Property will pass to you when (i) you or a person authorized by you takes physical possession of the Property or (ii) Phillips delivers the Property to a carrier commissioned by you to deliver the Property to you.

4. REPRESENTATIONS AND WARRANTIES

The Seller warrants that: (i) the Seller is the sole and absolute owner of the Property or, if acting as an agent, that the agent's principal is the sole and absolute owner of the Property; (ii) the Seller has the right and authority to sell the Property in accordance with the terms of this Agreement without restrictions or claims by anyone else; (iii) to the best of the Seller's knowledge, all requirements relating to exporting and importing the Property have been met

5. CONDITION & DESCRIPTION OF THE PROPERTY

You acknowledge and agree that you have satisfied yourself as to the nature and condition of the Property and the accuracy of the description of the Property. The Property is sold "AS IS" and, any statements made by us (orally or in writing) regarding authorship, attribution, origin, date, age, size, medium, condition and/or provenance are statements of opinion and not to be relied on as statements of fact. Subject to Paragraphs 8 and 9 below, you will have no recourse against Phillips or the Seller in respect of the condition of the Property or any error or omission in Phillips' description of the Property.

6. COLLECTION, STORAGE AND TRANSPORT

We will arrange for the Property to be delivered to you on the terms specified in the Buyer Agreement confirmation, at your additional cost.

You are responsible for (i) any taxes, VAT and/or duties (including import and export duties and taxes) which apply when collecting and transporting the Property (ii) obtaining any export and or import licences which you may need (iii) providing us with accurate information on your tax status and plans to transport the Property and (iv) any costs, claims, expenses and /or penalties we incur from your failure to comply with your obligations under this Agreement

7. EXPORT LICENCES

Applying for an export licence for the Property does not excuse you from paying the Purchase Price in full by the relevant Due Dates or prevent us from charging for storage and interest on late payments.

8. RIGHT OF RESCISSION OR CANCELLATION

(a) If within a period of five years from the date that you pay the Purchase Price in full, you Masterworks Gallery LLC demonstrate to Phillips' reasonable satisfaction that the Property is not authentic, and provided the other conditions set out in Paragraphs 8 (b) and (c) are satisfied, Phillips will refund the Purchase Price paid by you in full satisfaction of any claim you may have. For the purposes of this Paragraph 8, an artwork or object will not be authentic if it is a copy or forgery, created with the intention to deceive as to authorship, period, culture or origin.

(b) The rights set out in this paragraph 8 are conditional upon (i) you returning the Property to us in the same condition in which we sold it to you; (ii) the Masterworks Cayman, SPC 038 Segregated Portfolio having remained the sole owner of the Property at all times since it was sold to you and (ii) you providing to us at your expense the written opinions of two recognized experts approved in advance by Phillips. We will not be bound by any expert report produced by the Buyer and reserve the right to consult our own experts at our own expense.

c) The rights set out in this paragraph 8 do not extend to (i) subsequent owners of the Property (including buyers or recipients by way of gift, heirs, successors, beneficiaries and assigns) (ii) property where the description states that there is a conflict of opinion on the authorship of the property or that it was otherwise qualified (iii) property where our attribution of authorship on the date of sale was consistent with the generally accepted opinions of specialists, scholars and other experts (iv) property whose description or dating is proved inaccurate by scientific methods or means not generally accepted, or deemed unreasonably expense or impractical or likely (in our reasonable opinion) to have caused damage or loss in value to the Property; or (v) property where there has been no material loss in value from the value of the Property had it been as described.

9. NON-PAYMENT

(a) Without prejudice to any rights the seller may have, if you without prior agreement fail to make payment of any instalments of the Purchase Price for the Property by the relevant Due Dates, Phillips may in our sole discretion exercise one or more of the following remedies: (i) store the Property at Phillips's premises or elsewhere at your sole risk and expense; (ii) cancel the sale of the Property, retaining any deposit or partial payment of the Purchase Price as liquidated damages; (iii) reject future transactions or bids from you or render such transactions or bids subject to payment of a deposit; (iv) charge interest at 12% per annum from the date payment became due until the date the Purchase Price is received in cleared funds; (v) exercise a lien over any of your property which is in the possession of Phillips and instruct our affiliated companies to exercise a lien over any of your property which is in our possession and, in each case, no earlier than 30 days from the date of such notice arrange the sale of such property and apply the proceeds to the amount owed to Phillips or any of our affiliated companies after the deduction from sale proceeds of our standard vendor's commission, all sale-related expenses and any applicable taxes thereon; (vi) resell the Property by auction or private sale, with estimates and a reserve set at Phillips's reasonable discretion, it being understood that in the event such resale is for less than the original Purchase Price for that lot, you will remain liable for the shortfall together with all costs incurred in such resale; (vii) commence legal proceedings to recover the Purchase Price, together with interest and the costs of such proceedings; (viii) set off the outstanding amount remaining unpaid by you against any amounts which we or any of our affiliated companies may owe the you in any other transactions; (ix) release your name and address of to the seller to enable the seller to commence legal proceedings to recover the amounts due and legal costs; or (x) take such other action as we deem necessary or appropriate.

(b) You irrevocably authorize Phillips to exercise a lien over your property which is in our possession upon notification by any of our affiliated companies that you are in default of payment. Phillips will notify you of any such lien. You also irrevocably authorize Phillips, upon notification by any of our affiliated companies that you are in default of payment, to pledge your property in our possession by actual or constructive delivery to our affiliated company as security for the payment of any outstanding amount due. Phillips will notify you if your property has been delivered to an affiliated company by way of pledge

(c) If you are in default of payment, you irrevocably authorize Phillips to instruct any of our affiliated companies in possession of your property to deliver the property by way of pledge as your agent to a third party instructed by Phillips to hold the property on our behalf as security for the payment of the Purchase Price and any other amount due and, no earlier than 30 days from the date of written notice to you, to sell the property in such manner and for such consideration as can reasonably be obtained on a forced sale basis and to apply the proceeds to any amount owed to Phillips or any of our affiliated companies after the deduction from sale proceeds of our standard vendor's commission, all sale-related expenses and any applicable taxes thereon.

10. LIMITATION OF LIABILITY

Except for the representations and warranties set out in Paragraph 4, to the fullest extent permitted by law, Phillips and the Seller will not be liable to you for any errors or omissions, whether orally or in writing, or in respect of information provided to you in connection with your purchase of the Property unless any such error or omission is the result of fraud or fraudulent misrepresentation, in which case your sole remedy will be the cancellation of the sale and a refund of the Purchase Price. In no event will Phillips or the Seller be liable to you (or any subsequent owner of the Property) for any indirect, special, incidental or consequential losses or damages (including lost profits or interest) incurred as a result of entering into this Agreement.

11. YOUR IDENTITY

You confirm that your name and permanent residential address set out overleaf and on the invoice are accurate. You agree to provide us with all information and documentation we may reasonably request to satisfy our client identification and verification procedures in respect of Masterworks Gallery LLC and Masterworks Cayman, SPC 038 Segregated Portfolio as required by applicable law. We may not release the Property to you until we have received the required client identification documentation.

12. EVENTS BEYOND OUR CONTROL

Phillips will be not responsible if for reasons beyond our control, we fail to meet our obligations under this Agreement. Such circumstances include strike, lockout, adverse weather, flood, storm, earthquake, subsidence and other natural disasters, failure and shortage of power supply, war, armed conflict, riot, civil unrest, terrorist action, nuclear and chemical contamination, epidemics, pandemics and travel bans or restrictions on release of the Property to you or your shipping agent. If such circumstances arise, we will (i) notify you and (ii) do what we can to minimise the effects of these circumstances on the performance of our obligations under this Agreement. Phillips' obligations to you may be suspended whilst such circumstances exist.

13. PRIVACY

You acknowledge and understand that we may process your personal data (including potentially special category data) in accordance with our privacy policy from time to time as published at www.phillips.com or available by emailing dataprotection@phillips.com

(a) Our privacy policy sets out:

(i) The types of personal data we will or may collect and process;

(ii) The purposes for which we will or may process your personal data (including for example the provision of auction and/or sale related services; the performance and enforcement of this Agreement, the carrying out of identity and credit checks; keeping you informed about upcoming auctions, exhibitions and special events; and generally where reasonably necessary in the management and operation of our business);

(iii) The lawful bases on which we rely in undertaking our processing of your personal data;

(iv) Your rights in respect of our processing or your personal data; and

(v) Various other information as required by applicable data protection law.

14. CONFIDENTIALITY

The terms of this Agreement are confidential, and unless required by applicable law, will not be disclosed to anyone other than the parties to this Agreement or their respective financial advisors, attorneys or agents who have a need to know. We will not have to reveal the identity of the Seller to you, except where we are required by law or order of a competent court or law enforcement body in connection with an established breach of the representation and warranty in paragraph 4. For the avoidance of doubt, the Buyer may disclose this Agreement to the US Securities & Exchange Commission as part of its legal filing obligations.

15. MISCELLANEOUS

(a) Phillips reserves the right to pay an introductory commission to one or more third parties for assisting us in the sale of the Property. If you have been introduced to us by a third party, you authorise us, should we choose to do so, to pay them a proportion of our commission. We only make such payments where the third party has confirmed that you are aware of such payment. In relation to this transaction we will pay an introductory commission to Gerber & Stauffer Fine Arts.

(b) If any part of this Agreement, or the application of it, is held by a court of competent jurisdiction to be invalid, unenforceable or void, that part of the Agreement will be treated as being deleted and the rest of this Agreement will remain in full force and effect.

(c) No term of this Agreement will be enforceable by a person who is not a party to this Agreement.

(d) You may not assign this Agreement or its benefit, including, without limitation, the right to claim a refund of the Purchase Price if the Property is not authentic.

(e) This Agreement is the whole agreement and understanding between you and us relating to its subject matter and you confirm that you are not relying on any statement or guarantee by any person. This agreement may only be amended by written agreement signed by you and us.

(f) This Agreement and any rights arising out of this Agreement will be governed by French Law and subject to the jurisdiction of the Paris Courts.

(g) In the event of a dispute arising out of or in connection with this Agreement or the Property, before either of us starts any court proceedings, you and we agree to make concerted efforts to settle the dispute in an amicable manner without the necessity for litigation. If a dispute arises which is not settled by such good faith negotiations within 60 days of the negotiations being initiated, you agree for our benefit that the dispute will be dealt with exclusively in the courts set out in (f) above. You further agree that we will have the right to bring proceedings against you in any other court.